January 8, 2026

Rohan Malhotra
Chief Executive Officer
Roadzen Inc.
111 Anza Boulevard, Suite 109
Burlingame, CA 94010

       Re: Roadzen Inc.
           Registration Statement on Form S-3
           Filed December 31, 2025
           File No. 333-292513
Dear Rohan Malhotra:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Jason Simon